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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			  Under the Securities Exchange Act of 1934
						(Amendment No. 3)



						Egghead Inc.
						(Name of Issuer)

						 Common Stock

---------------------------------------------------------------------------

				(Title of Class of Securities)

						  282330109
						(CUSIP Number)

					Carolyn S. Reiser, Esq.
				   Shartsis Friese & Ginsburg
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
						(415) 421-6500
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

						July 6, 1998
		Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



										SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 282330109								Page 2 of 20 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Brookhaven Capital Management Co., Ltd.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	/XX/
												(b)	/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF and WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			0
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				1,000
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,000
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,000
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
													/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	LESS THAN 0.1%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO and IA
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 282330109								Page 3 of 20 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Brookhaven Capital Management, LLC
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	/XX/
												(b)	/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF and WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			0
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				0
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						0
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	0
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
													/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	0%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 282330109								Page 4 of 20 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Piton Partners, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	/XX/
												(b)	/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			0
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				0
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						0
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	0
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
													/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	0%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 282330109								Page 5 of 20 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Vincent A. Carrino
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			0
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				1,000
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,000
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,000
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
									/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	less than 0.1%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 282330109								Page 6 of 20 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Cadence Fund, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				-0-
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						-0-
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-0-
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
									/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	-0-
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 282330109								Page 7 of 20 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Watershed Partners, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				1,000
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,000
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	657,403
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
									/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	-0-
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 282330109								Page 8 of 20 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Focused Capital Partners, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				-0-
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						-0-
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-0-
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
									/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	-0-
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 282330109								Page 9 of 20 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Daniel R. Coleman
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	/XX/
												(b)	/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				1,000
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,000
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,000
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
									/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	less than 0.1%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 282330109								Page 10 of 20 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Egghead Inc. ("EI"). The principal executive office of EI is located at 22705 East Mission, Liberty Lake, Washington, 99019.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Focused Capital Partners, L.P., a Delaware limited partnership
("FCP") (formerly called Brookhaven Partners, L.P.); Cadence Fund, L.P., a Delaware limited partnership ("CF"); Watershed Partners, L.P., a Delaware limited partnership ("WP"); Brookhaven Capital Management Co., Ltd., a New York corporation ("BCM"); Brookhaven Capital Management, LLC, a California limited liability company ("LLC"); Piton Partners, L.P., a Delaware limited partnership ("Piton"); Skye Investment Advisors, LLC, a Delaware limited liability company ("Skye"); Skye Investments, Inc., a Nevada corporation ("SII"); Vincent A. Carrino ("Carrino"); Daniel R. Coleman ("Coleman"); Paul
L. McEntire ("McEntire"); and Robert W. Lishman ("Lishman").

	(b)	The business address of BCM, LLC, Piton, FCP, CF, WP and Carrino is 3000 Sandhill Road, Building 3, Suite 105, Menlo Park, California 94025.
The business address of Coleman is 500 108th Avenue NE, Suite 380, Bellevue, Washington 98004. The business address of Skye, McEntire and Lishman is 985 University Avenue, Suite 26, Los Gatos, CA 95032. The business address of
SII is P.O. Box 12305, Zephyr Cove, NV 89448.

	(c)	BCM is an investment adviser to various accounts, including FCP,
CF and WP, which are investment limited partnerships. Carrino and Coleman are the general partners of FCP, CF and WP. Carrino is the sole director and president of BCM. Piton is an investment limited partnership. LLC is a general partner of Piton and an investment adviser to Piton and another account. Carrino is the sole Manager and the majority member of LLC. Skye is an investment adviser and the other general partner of Piton. SII is the manager and majority member of Skye. McEntire is Chairman and Managing
Director of Skye and Chairman, CEO and Director of SII.  Lishman is a
Director of Skye.

	(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or

SCHEDULE 13D

CUSIP No. 282330109								Page 11 of 20 Pages

prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Carrino, Coleman, McEntire, and Lishman are citizens of the United
States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

BCM			Working Capital			$-0-
BCM			Funds Under Management(1)	$1,672.50
WP			Working Capital			$1,672.50
Carrino		Funds Under Management	$1,672.50
Coleman		Funds Under Management	$1,672.50
LLC			Funds Under Management	$-0-
Piton		Working Capital			$-0-

(1)  Includes funds of WP invested in Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The principal purpose of the acquisitions of Stock reported herein is investment. Except as described below, the persons named in Item 2 of this statement have no plans or proposals that relate to or would result in:

	(a) 	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving EI or any of its subsidiaries;

	(b) 	A sale or transfer of a material amount of assets of EI or of any of its subsidiaries;

	(c) 	Any change in the present board of directors or management of EI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(d) 	Any material change in the present capitalization or dividend policy of EI;

	(e) 	Any other material change in EI's business or corporate structure;

	(f) 	Changes in EI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of EI by any person;

	(g) 	Causing a class of securities of EI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

SCHEDULE 13D

CUSIP No. 282330109								Page 12 of 20 Pages

	(h) 	A class of equity securities of EI becoming eligible for
termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

	(i) 	Any action similar to any of those enumerated above.

 The persons named in Item 2 of this statement intend to communicate directly with EI's management regarding its financial condition, management and business plan, with a view to formulating suggestions for improvement, and may seek to be included in the present board of directors of EI. Such persons are also considering other ways to support and improve EI's business operations. Such persons may acquire additional shares of Stock at any time or may dispose of part or all of their Stock at any time. Such persons currently do not otherwise have any specific plans or proposals regarding these matters.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:


		Aggregate
		Beneficially
		Owned			  Voting Power			  Dispositive Power
Name 	Number	Percent	Sole		Shared		Sole		  Shared

BCM		1,000	 <0.1%	  -0-	 1,000		  -0-	   1,000
CF		  -0-	  -0-%	  -0-	  -0-		  -0		    -0-
WP		1,000	 <0.1%	  -0-	 1,000		  -0-	   1,000
FCP		  -0-	  -0-%	 -0-		  -0-		  -0-	    -0-
Carrino	1,000	 <0.1%	  -0-	 1,000		  -0-	   1,000
Coleman	1,000	 <0.1%	  -0-	 1,000		  -0-	   1,000
LLC		  -0-	  -0-%	 -0-		  -0-		  -0-	    -0-
Piton	  -0-	  -0-%	 -0-		  -0-		  -0-	    -0-

The persons named in Item 2 ceased to beneficially own more than 5% of the Stock on July 6, 1998.

SCHEDULE 13D

CUSIP No. 282330109								Page 13 of 20 Pages

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since May 6, 1998.

	   Purchase				  Number		  Price
Name	    or Sale	 Date		of Shares		Per Share

BCM		P		5/7/98		10,000		0.31 (option)
BCM		P		5/11/98		15,000		9.88
LLC		P		5/12/98		25,000		9.31
LLC		P		5/12/98		1,300		0.13 (option)
WP		P		5/13/98		25,000		9.42
LLC		P		5/13/98		8,500		9.42
WP		P		5/13/98		10,000		9.44
LLC		P		5/13/98		5,000		9.44
BCM		P		5/13/98		30,000		9.44
WP		P		5/13/98		30,000		2.31 (option)
LLC		P		5/13/98		20,000		2.31 (option)
Piton	P		5/13/98		15,000		9.44
WP		P		5/13/98		10,000		9.44
BCM		P		5/13/98		17,000		9.38
WP		P		5/14/98		3,900		9.75
BCM		P		5/14/98		10,000		9.75
WP		P		5/14/98		10,000		9.88
LLC		P		5/14/98		10,000		2.63 (option)
WP		P		5/14/98		17,000		0.25 (option)
LLC		P		5/14/98		8,000		0.25 (option)
LLC		P		5/14/98		2,000		0.13 (option)
WP		P		5/14/98		10,000		9.75
WP		P		5/20/98		7,000		9.25
Carrino	P		5/20/98		7,000		8.88
Carrino	S		5/20/98		7,000		9.00
Carrino	S		5/20/98		7,000		9.19
WP		P		5/22/98		2,000		9.25
LLC		P		5/27/98		16,400		8.20
WP		P		5/27/98		10,000		8.20
WP		P		5/27/98		2,000		8.44
WP		P		5/28/98		2,900		8.25
LLC		P		5/29/98		8,000		8.11
LLC		P		5/29/98		6,200		8.08
BCM		P		6/1/98		10,000		7.00
BCM		P		6/2/98		10,000		7.13
Carrino	P		6/3/98		8,000		7.05
Carrino	P		6/3/98		4,300		7.05
BCM		P		6/4/98		19,200		7.17
BCM		P		6/5/98		5,000		7.50
WP		P		6/5/98		10,000		7.50
LLC		P		6/5/98		10,000		7.50
WP		P		6/8/98		25,000		2.75 (option)
LLC		P		6/8/98		20,000		2.75 (option)

SCHEDULE 13D

CUSIP No. 282330109								Page 14 of 20 Pages


	   Purchase				  Number		  Price
Name	    or Sale	 Date		of Shares		Per Share

Piton	P		6/8/98		5,000		2.75 (option)
BCM		P		6/9/98		2,000		7.88
WP		P		6/9/98		5,700		0.25 (option)
LLC		P		6/10/98		1,700		7.75
WP		P		6/10/98		5,400		1.00
LLC		P		6/11/98		5,000		7.63
WP		P		6/11/98		5,000		7.63
BCM		P		6/11/98		5,000		7.63
WP		P		6/11/98		60,000		2.69 (option)
LLC		P		6/11/98		40,000		2.69 (option)
WP		P		6/12/98		2,500		2.63 (option)
BCM		P		6/12/98		14,500		7.50
WP		P		6/12/98		10,000		7.60
WP		P		6/15/98		50,000		3.25 (option)
LLC		P		6/15/98		20,000		3.25 (option)
WP		P		6/15/98		15,000		7.38
LLC		P		6/15/98		5,000		7.38
WP		P		6/15/98		2,200		7.50
WP		P		6/18/98		4,500		0.63 (option)
LLC		P		6/19/98		1,600		8.69
WP		P		6/19/98		53,300		0.44 (option)
BCM		P		6/22/98		4,000		8.00
BCM		P		6/23/98		10,000		8.00
LLC		P		6/24/98		30,000		0.31 (option)
WP		P		6/24/98		27,000		0.31 (option)
WP		P		6/24/98		3,000		0.25 (option)
WP		P		6/30/98		5,000		8.43
WP		P		7/1/98		10,000		8.44
WP		P		7/2/98		60,000		1.25 (option)
BCM		P		7/2/98		20,000		1.25 (option)
LLC		P		7/2/98		30,000		1.25 (option)
WP		P		7/2/98		3,500		1.13 (option)
WP		P		7/2/98		10,000		8.75
LLC		P		7/2/98		10,000		0.25 (option)
BCM		P		7/2/98		10,000		0.25 (option)
BCM		S		7/6/98		43,800		11.19
BCM		S		7/6/98		25,000		12.50
LLC		S		7/6/98		25,000		13.78
WP		S		7/6/98		55,000		13.78
BCM		S		7/6/98		55,400		13.78
LLC		S		7/6/98		60,000		2.88 (option)
WP		S		7/6/98		110,000		2.88 (option)
Piton	S		7/6/98		19,000		2.88 (option)
BCM		S		7/6/98		10,000		2.88 (option)
Piton	S		7/6/98		25,000		12.88
Piton	S		7/6/98		1,000		3.25 (option)
Piton	S		7/6/98		7,500		13.58

SCHEDULE 13D

CUSIP No. 282330109								Page 15 of 20 Pages


	   Purchase				  Number		  Price
Name	    or Sale	 Date		of Shares		Per Share

WP		S		7/6/98		85,000		13.58
LLC		S		7/6/98		65,000		13.58
BCM		S		7/6/98		42,500		13.58
BCM		S		7/6/98		25,000		13.75
LLC		S		7/6/98		30,000		4.04 (option)
WP		S		7/6/98		63,500		4.04 (option)
BCM		S		7/6/98		20,000		4.04 (option)
WP		S		7/6/98		70,000		4.08 (option)
LLC		S		7/6/98		30,000		4.08 (option)
LLC		S		7/6/98		65,000		13.97
WP		S		7/6/98		46,650		13.97
BCM		S		7/6/98		105,000		13.97
WP		S		7/6/98		50,000		9.25 (option)
WP		S		7/6/98		10,000		9.50 (option)
Piton	S		7/6/98		5,000		9.50 (option)
LLC		S		7/6/98		35,000		9.50 (option)
BCM		S		7/6/98		25,000		14.54
Piton	S		7/6/98		20,000		9.38 (option)
WP		S		7/6/98		50,000		9.38 (option)
LLC		S		7/6/98		20,000		9.38 (option)
BCM		S		7/6/98		20,000		9.38 (option)
Carrino	S		7/6/98		10,000		13.87
Carrino	S		7/6/98		30,000		12.17
BCM		S		7/6/98		25,000		13.63
BCM		S		7/6/98		25,000		14.43
BCM		S		7/6/98		25,000		12.36
Carrino	S		7/6/98		21,000		12.00
Carrino	S		7/6/98		5,000		14.04
Carrino	S		7/7/98		49,400		18.20
BCM		S		7/7/98		13,900		18.33
Carrino	S		7/7/98		3,800		18.37
Carrino	S		7/7/98		2,000		18.15
WP		S		7/7/98		228,000		18.00
LLC		S		7/7/98		169,855		18.00
BCM		S		7/7/98		84,000		18.00
WP		S		7/7/98		200,000		8.25 (option)
LLC		S		7/7/98		130,000		8.25 (option)
BCM		S		7/7/98		70,000		8.25 (option)
BCM		S		7/7/98		19,400		18.45
LLC		S		7/7/98		5,000		18.41
Piton	S		7/7/98		5,000		18.41
WP		S		7/7/98		9,400		4.50 (option)
BCM		S		7/7/98		200,000		18.05
WP		S		7/7/98		5,400		10.63 (option)
BCM		S		7/7/98		10,000		13.00 (option)
BCM		S		7/7/98		4,700		13.88
Piton	S		7/7/98		3,000		17.38

SCHEDULE 13D

CUSIP No. 282330109								Page 16 of 20 Pages


	   Purchase				  Number		  Price
Name	    or Sale	 Date		of Shares		Per Share

LLC		S		7/7/98		15,000		17.38
WP		S		7/7/98		20,000		17.38
BCM		S		7/7/98		12,000		17.38
Piton	S		7/8/98		3,800		16.10
WP		S		7/8/98		15,000		16.10
BCM		S		7/8/98		23,400		16.10
BCM		S		7/9/98		9,660		16.82
WP		S		7/9/98		8,140		16.82
BCM		S		7/9/98		15,000		16.07
LLC		S		7/10/98		8,000		21.17
BCM		S		7/10/98		5,430		21.17
BCM		S		7/17/98		10,000		20.88
WP		B		7/29/98		5,057		17.53
Carrino	B		8/6/98		16,100		12.37
Carrino	S		8/7/98		7,500		13.67
Carrino	S		8/7/98		8,000		13.50
Carrino	S		8/7/98		600			13.58
LLC		S		9/23/98		20,000		3.50 (option)
WP		S		9/23/98		55,000		3.50 (option)
WP		S		9/23/98		30,600		2.50 (option)
LLC		S		9/24/98		14,500		8.56
WP		B		9/28/98		38,000		0.75 (option)
WP		S		9/30/98		38,000		0.50 (option)
WP		S		9/30/98		2,000		0.50 (option)
LLC		B		9/30/98		20,000		0.50 (option)
WP		B		9/30/98		60,000		0.50 (option)

SCHEDULE 13D

CUSIP No. 282330109								Page 17 of 20 Pages

ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

Carrino and Coleman are the general partners of FCP, CF and WP pursuant to limited partnership agreements providing to Carrino and Coleman the authority, among other things, to invest the funds of FCP, CF and WP in Stock, to vote and dispose of Stock and to file this statement on behalf of FCP, CF and WP. Pursuant to such limited partnership agreements, the general partners of FCP, CF and WP are entitled to allocations based on assets under management and realized and unrealized gains. LLC is a general partner of Piton pursuant to a limited partnership agreement providing to LLC the authority, among other things, to invest the funds of Piton in Stock. Pursuant to such limited partnership agreement, the general partners of Piton are entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to investment management agreements, BCM and LLC are authorized, among other things, to invest funds of their various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to BCM and LLC based on assets under management and realized and unrealized gains. Carrino is authorized by various individuals and entities to invest funds of those individuals and entities and to vote and dispose of those securities. Carrino does not receive any fees for such activities.

SCHEDULE 13D

CUSIP No. 282330109								Page 18 of 20 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G
(including power of attorney).

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	November 13, 1998

FOCUSED CAPITAL PARTNERS, L.P.		CADENCE FUND, L.P.

	/s/ Vincent A. Carrino				/s/ Vincent A. Carrino
By:  _______________________			By:  ________________________
	Vincent A. Carrino					Vincent A. Carrino
	General Partner						General Partner

BROOKHAVEN CAPITAL MANAGEMENT
CO., LTD.

	/s/ Vincent A. Carrino			/s/ Vincent A. Carrino
By:  _______________________			_____________________________
	Vincent A. Carrino					Vincent A. Carrino
	President
								DANIEL R. COLEMAN

WATERSHED PARTNERS, L.P.					By:	Brookhaven Capital
										Co., Ltd.,
										Attorney-in-Fact

	/s/ Vincent A. Carrino					/s/ Vincent A. Carrino
By:	_______________________				By:  ______________________
	Vincent A. Carrino						Vincent A. Carrino
	General Partner						President

BROOKHAVEN CAPITAL MANAGEMENT, LCC		PITON PARTNERS, L.P.

									By:	Brookhaven Capital
										Management, LLC

	/s/ Vincent A. Carrino					/s/ Vincent A. Carrino
By:	_______________________				By:  ______________________
	Vincent A. Carrino						Vincent A. Carrino
	Manager								Manager

SCHEDULE 13D

CUSIP No. 282330109								Page 19 of 20 Pages

												EXHIBIT A
				  AGREEMENT REGARDING JOINT FILING
				OF STATEMENT ON SCHEDULE 13D OR 13G

	The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule
13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Egghead Inc.. For that purpose, the undersigned hereby constitute and appoint Brookhaven Capital Management Co., Ltd., a New York corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with said section 13(d) in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:	December 8, 1997

BROOKHAVEN PARTNERS, L.P.			CADENCE FUND, L.P.

	/s/ Vincent A. Carrino				/s/ Vincent A. Carrino
By:  _______________________			By:  ________________________
	Vincent A. Carrino					Vincent A. Carrino
	General Partner					General Partner

BROOKHAVEN CAPITAL MANAGEMENT
CO., LTD.

	/s/ Vincent A. Carrino			/s/ Vincent A. Carrino
By:  _______________________			_____________________________
	Vincent A. Carrino					Vincent A. Carrino
	President
								DANIEL R. COLEMAN

WATERSHED PARTNERS, L.P.				By:	Brookhaven Capital Management
									Co., Ltd., Attorney-in-Fact

	/s/ Vincent A. Carrino					/s/ Vincent A. Carrino
By:  _______________________				By:  ______________________
	Vincent A. Carrino						Vincent A. Carrino
	General Partner							President

SCHEDULE 13D

CUSIP No. 282330109								Page 20 of 20 Pages

										   EXHIBIT A (continued)


BROOKHAVEN CAPITAL MANAGEMENT, LCC		PITON PARTNERS, L.P.

									By:	Brookhaven Capital
										Management, LLC

	/s/ Vincent A. Carrino					/s/ Vincent A. Carrino
By:	_______________________				By:  ______________________
	Vincent A. Carrino						Vincent A. Carrino
	Manager								Manager








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